PowerUp Acquisition Corp.

199 Water Street

New York, NY 10038

VIA EDGAR

May 19, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Alan Campbell

Re:	PowerUp Acquisition Corp. Draft Registration Statement on Form S-1 Submitted March 16, 2021

CIK 0001847345

Dear Mr. Campbell:

PowerUp Acquisition Corp., a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 12, 2021, regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on March 16, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Registration Statement on Form S-1 with the Commission through EDGAR.

Draft Registration Statement on Form S-1

Summary, page 5

1.	Please revise your Summary to discuss the potential conflicts of interest arising from (i) the difference in price per share paid for founders shares and public shares and (ii) the fact that founders shares and warrants will become worthless if you do not enter into a business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired a 20% stake for approximately $0.003 per share and the offering is for $10.00 a share, your sponsor and its affiliates could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise here and in Risk Factors accordingly.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Attn: Alan Campbell

Re: PowerUp Acquisition Corp.

May 19, 2021

In response to the Staff’s comment, we have revised the Summary on page 6, Risk Factors on page 36, and Proposed Business section on page to 78 disclose the potential conflicts of interest described in Staff’s comment.

Founder shares conversion and anti-dilution rights, page 15

2.	We note the disclosure that the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) all ordinary shares issued and outstanding upon the completion of this offering plus (ii) all Class A ordinary shares and equity-linked securities deemed issued in your initial business combination, excluding shares issued to the seller or shares underlying private placement warrants that are issued to related parties upon conversion of working capital loans. Please clarify whether the number of shares redeemed by public shareholders will also be excluded from this calculation.

In response to the Staff’s comment, we have revised to clarify on page 11 that the number of shares redeemed by public shareholders will note be excluded from this calculation.

Private placement warrants, page 16

3.	Please revise this section to discuss the potential dilutive effects of the private placement warrants to investors in the offering.

In response to the Staff’s comment, we have revised on page 12 to discuss the potential dilutive effects of the private placement warrants to investors in the offering.

Manner of conducting redemptions, page 19

4.	Please revise here and throughout, where appropriate, to disclose whether public shareholders that abstain from voting on the proposed transaction will be able to redeem their shares.

In response to the Staff’s comment, we have revised here on page 15 and throughout, where appropriate, to disclose that public shareholders may elect to redeem their public shares, irrespective of whether they vote for or against the proposed transaction or abstain from voting on the proposed transaction.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Attn: Alan Campbell

Re: PowerUp Acquisition Corp.

May 19, 2021

Redemption of public shares and distribution and liquidation if no initial business combination, page 23

5.	Please expand your disclosure here and throughout, where appropriate, to clarify whether the 24-month time period for an initial business combination can be extended. To the extent the 24-month time period can be extended, please also clarify how you may extend the time period and whether stockholders may redeem their shares in connection with any proposal to extend it.

In response to the Staff’s comment, we have revised here on page 17 and throughout, where appropriate, to clarify that shareholder may vote to extend the 24-month period by special resolution and that shareholders will have the opportunity to redeem their public shares in connection with such vote.

Summary Financial Data, page 27

6.	Disclose how the amounts in the “As Adjusted” column are derived.

In response to the Staff’s comment, we have revised the footnotes and explanatory text on page 21 to disclose how the amounts in the “As Adjusted” column are calculated.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 521-4234.

Sincerely,

/s/ Jack Tretton
Jack Tretton Chief Executive Officer
PowerUp Acquisition Corp.

cc: Ari Edelman, Esq.